press release

ArcelorMittal extends conversion date for $1bn mandatory convertible bond

15 December 2017 – ArcelorMittal announces the extension of the conversion date for the $1bn privately placed mandatory convertible bond (MCB) issued on 28 December 2009 by one of its wholly-owned Luxembourg subsidiaries. This amendment to the MCB, which is mandatorily convertible into preferred shares of such subsidiary, was executed on 14 December 2017. The mandatory conversion date of the bond has been extended to 29 January 2021. The other main features of the MCB remain unchanged. The bond was placed privately with Credit Agricole Corporate and Investment Bank and is not listed.

The subsidiary has simultaneously executed amendments providing for the extension of the outstanding notes into which it invested the proceeds of the bond issuance, which are linked to shares of the listed companies Eregli Demir Va Celik Fab. T. AS of Turkey and China Oriental Group Company Limited, both of which are held by ArcelorMittal subsidiaries.